TTI Telecom Announces Adjournment of
                             Annual General Meeting

         Rosh Ha'ayin, Israel - December 24, 2008 - TTI Team Telecom International Ltd.

(NASDAQ: TTIL) today announced that the 2008 annual general meeting of shareholders scheduled for December 23, 2008, was adjourned due to the lack of requisite quorum.

The annual meeting has been adjourned to Tuesday, December 30, 2008, at 5:00 p.m. (Israel time), at the offices of the Company, 12 Amal Street, Afek Park, Rosh Ha'ayin, Israel. Accordingly, shareholders who have not voted as of yet are encouraged to submit their votes. Proxy cards must be received not later than seventy-two (72) hours before the meeting (as adjourned).

As described in the proxy statement and in accordance with the Company's Articles of Association, if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum.

The record date for shareholders entitled to vote at the special meeting remains the close of business on November 20, 2008.

About TTI Telecom:

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific. Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


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